Exhibit 15
Telvent Announces First Quarter 2011
Financial Results
Starting the Year with Positive Business Momentum
•	First Quarter Non-GAAP[1] Revenues of € 168.1 Million, Growth of 1.9%
•	First Quarter Adjusted EBITDA: € 23.8 Million; in Line with Q1 2010
•	First Quarter Non-GAAP Diluted EPS of € 0.24
•	New Bookings During the First Quarter Grew 2% to € 208 Million, Driving Backlog to € 966 Million
May 16, 2011 — Telvent GIT, S.A. (NASDAQ: TLVT), a leading real-time IT solutions and information provider for a sustainable world, today announced its unaudited consolidated financial results for the first quarter ended March 31, 2011.
Ignacio Gonzalez, Chairman and Chief Executive Officer, said, “I am happy with our results for 2011 thus far. We have been able to continue the momentum that we had in the last quarter of 2010, and we continue to see clear signs of improvement in overall business for the remainder of 2011.”
He continued, “We are pleased with the advances that we have made in the transportation segment, particularly in North America, as well as the strong performance of our Smart Grid businesses world-wide. Overall, we have grown our business in the first quarter of the year, and once again achieved a solid quarter in new bookings.”
“We expect the remainder of 2011 to be strong, and I am excited about the coming months as we continue to build our backlog with new awards in all of our business segments, strengthening the excellent relationship we have with our customers and achieving our targets for the year”, he concluded.
First Quarter 2011 Highlights
Revenues for the first quarter of 2011 grew by 1.9% to € 168.1 million, compared to € 165.1 million in the first quarter of 2010.
Gross margin was 38.3% for the first quarter of 2011, while gross margin in the first quarter of 2010 was 39.2%.

[1]	Each of the financial measures described in this press release is an unaudited and non-GAAP financial measure and reconciliation of each such measure to the most directly comparable unaudited GAAP financial measure is set forth in this press release immediately following the unaudited financial statements. Non-GAAP results should be viewed in addition to, and not in lieu of, GAAP results.

Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) for the first quarter of 2011 was € 23.8 million, or 14.2% of total revenues for the period, compared to € 24.0 million and 14.5% in the first quarter of 2010.
Operating margin for the first quarter of 2011 was 11.4%, compared to 12.1% in the first quarter of 2010.
EBITDA and operating income for the first quarter of 2011 were impacted by an anticipated higher R&D expense, due to the Company’s stronger commitment to R&D investment for 2011.
Net income for the first quarter of 2011 was € 8.2 million, compared to € 10.1 million reported in the first quarter of 2010. Basic and diluted EPS for the first quarter of 2011 were € 0.24 compared to basic and diluted EPS of € 0.30 in the same quarter of 2010. Net income and diluted EPS for the first quarter of 2011 were impacted by an anticipated higher R&D expense due to the Company’s stronger commitment to R&D investment for 2011, as well as a higher tax rate.
Basic and diluted EPS were determined by using a weighted average number of shares outstanding in the first quarter of 2011 of 33,723,197 and 39,945,962, respectively. Basic and diluted EPS were determined by using a weighted average number of shares outstanding in the first quarter of 2010 of 33,723,197 and 34,094,159, respectively.
New order bookings, or new contracts signed, during the first quarter of 2011 totaled € 208.1 million, a 1.9% increase from the € 204.3 million recorded in the same period of 2010.
Backlog, representing the portion of signed contracts for which performance is pending, was € 965.9 million as of March 31, 2011, reflecting a 1.0% increase over the € 956.1 million in backlog at the end of March 2010 and a 5.3% increase from the backlog reported as of December 31, 2010.
Pipeline, measured as management’s estimate of real opportunities for the upcoming twelve to eighteen months, is approximately € 3.8 billion.
As of March 31, 2011, cash and cash equivalents were € 60.4 million and total debt, including € 95.8 million of net credit line due to related parties, amounted to € 481.5 million, resulting in a net debt position of € 421.0 million. As of December 31, 2010, the Company’s net debt position was € 367.3 million, representing a change in net debt position of € 53.7 million.
For the first quarter of 2011, the Company used cash from operating activities (excluding interest paid) of € 39.8 million. Cash also was used to pay interest of € 4.3 million; in acquisitions/divestitures for a net total of € 10.1 million, mainly related to the purchase of an additional 8% stake in Telvent DMS LLC; and to pay recurrent CAPEX of € 5.3 million. Other changes in net debt were mostly due to foreign exchange translation impact.

Business Highlights
Energy
Some of the most important projects signed during the first quarter of 2011 were:
•	Contract to supply Telvent’s advanced supervisory control and data acquisition (SCADA) technology to new customer GRTgaz. GRTgaz owns and operates the GDF Suez gas transportation network in France. Telvent’s OASyS Dynamic Network of Application will be implemented to seamlessly integrate all of the company’s tools under a single umbrella of centralized, standardized hardware and software. This contract, along with other recent wins, has earned Telvent a leading position in the Mediterranean-European gas industry.
•	Contract to supply integrated data acquisition and advanced natural gas administration applications to Pertamina for its pipeline network Gas Management System. Under the new contract, the Telvent supervisory control and data acquisition (OASyS SCADA) system and advanced Gas Suite applications will be deployed at the Jakarta Headquarters and five local pipeline Area Control Centers serving North Sumatra (SBU), South Sumatra (SBS), West Java (JBB), Kalimantan (KAL) and South Sumatra (JBT). The Gas Management System will be vital in helping Pertamina meet optimization goals for its pipeline networks operations and receipt and delivery operations, as well as improve overall business performance.
•	Contract with Cymi-Dragados to provide a complete solution to the Araraquara substation, including a control, protection and telecommunication system integrated by Telvent’s OASyS technology. This substation is being expanded to receive the transmission lines from Madeira river hydroelectric plants, in the north of Brazil, and will be responsible for the distribution of this power to São Paulo, Minas Gerais and Rio de Janeiro states. Araraquara is expected to become the largest substation in the southern hemisphere.
Transportation
During the first quarter of 2011 some of the significant contracts signed were:
•	Contract with Almabani General Contractors, Co., in Saudi Arabia, to implement the traffic management and control system for the tunnels that will link Riyadh to the city’s airport. The system is based on Telvent’s proprietary data acquisition and control system (SCADA), which will centralize tunnel system and traffic management, providing operators with a set of effective tools to facilitate management and increase safety and security at the same time.
•	Project with the City of Calgary to implement a contactless smart card based Electronic Fare Collection (EFC) system for Calgary Transit. Telvent technology will enable Calgary Transit to optimize the customer experience, improve mobility and efficiently manage fare collection for Calgary’s traveling public. When the project is completed Calgary Transit will provide a more convenient method to pay for fares to over 94 million passengers per year.
•	Contract with the Autonomous Government of Catalonia, Dept. of Territorial Policy and Sustainability, in Spain, for comprehensive maintenance of the Vic Highway Control Center (CCCVic) systems and equipment. Telvent also will conduct maintenance service on the tunnel security and control installations and access points managed out of the control center.
•	Contract with CTRMA to implement an Open Road Tolling System (ORT) based on Telvent’s SmartMobilityTM Tolling management solution for highway tolls to enhance the efficiency and accuracy of toll operations, reducing travel times and minimizing drivers’ and workers’ inconvenience. In addition, Telvent will install its Telvent SmartMobilityTM Remote Operations and Maintenance System (ROMS) for optimum maintenance and operations monitoring, enhancing system reliability. The project, the Manor Expressway, will be a 6.2 mile tolled expressway in the City of Manor, near Austin, TX.
Environment
During the first quarter of 2011, significant contracts signed were:
•	Contract with Aemet (State Meteorological Agency) in Spain, for meteorological systems maintenance to assist air navigation at airports and air bases in Spain. The contract consists of one year of maintenance of weather information systems in 50 civil and military airports in Spain including field equipment, process systems and presentations at meteorological offices and control towers.
•	Contract with Dallas Water Utilities to implement a cutting edge data technology system. With this solution, Dallas Water Utilities will be able to gather a more accurate analysis of data critical to its operational decision making and react more quickly when unforeseen situations arise within its growing network. Furthermore, the Telvent OASyS Dynamic Network of Application’s highly developed security measures will protect the city’s fresh water infrastructure and meet the latest Department of Homeland Security standards. Telvent will be responsible for the system design, application engineering, software development and implementation of the SCADA platform for the Dallas Water Utilities.
•	Contract with Directorate General of Civil Aviation, in Kuwait, to provide specialized technical services over 2 years to support the Meteorological Data Processing (MDP) system provided by Telvent. Services include User support, User training, IT facilities management and Database management.
•	Contract with the Water Bureau of Portland, Oregon, USA, to upgrade their water distribution SCADA system from OASyS v6.2 to OASyS 7.5. In addition to upgrading the main SCADA control room, Telvent is providing a backup SCADA system that will eventually reside in Portland’s yet to be completed water treatment plant. Telvent will provide all hardware (except workstation hardware), software and engineering services for the upgrade.

Agriculture
Almost 100% of the revenues in our Agriculture segment were generated in North America and principally arise from the sale, through subscriptions, of critical agricultural business information, weather and real-time market data solutions to top farm producers and agribusinesses. Subscription retention rates remained high at 89.1% in our Agriculture segment, which we believe exemplifies the stability and resilience of this business segment.
We have over 562,000 subscribers to our business information in our Agriculture segment, including approximately 34,500 of the largest farm producers who are paying for premium content, almost 14,000 originators including the top elevators, ethanol plants and feedlots, and almost 3,900 agribusiness customers using our risk management platform. Our largest customers include Bunge, FC Stone, John Deere, ConAgra and Cargill, along with the majority of the top corn and soybean producers in the United States. During the first quarter of 2011, transactions involving more than 22 million bushels of grain, compared to 13 million for the same period in 2010, were transacted through our grains trading portal between our more than 800 agribusiness portal locations and our over 32,000 registered portal producers.
Global Services
During the first quarter of 2011, significant contracts signed were:
•	Contract with the Regional Health Ministry of the Region of Valencia for the management and operation of its Datacenter systems. Telvent is implementing its “Managed Services” methodology to transform the current technical support model into a complete outsourced service managed by SLAs (Service Level Agreements). The project is being developed over two years. During the first year Telvent will transfer all of the data and information and stabilize the systems and applications. Then, during the second year all of the staff will be transferred to Telvent’s offices in Valencia, Spain, to provide the entire service remotely.
•	Contract with BNP Paribas, S.A., in Spain, to provide system hosting services, as well as a Contingency Office to meet this bank’s Business Continuity Plan and Disaster Recovery Plan needs. Services included under the contract consist of dedicated-room hosting, a 24x7 incident support center, provision of a contingency office in dedicated mode for 150 stations, and Meet-Me Room Service.

Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including non-GAAP net income attributable to the parent company and EPS. Non-GAAP net income attributable to the parent company and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Non-GAAP results are one of the primary indicators that our management uses for evaluating historical results and for planning and forecasting future periods. We believe that non-GAAP results provide consistency in our financial reporting, which enhances our investors’ understanding of our current financial performance as well as our future prospects. Non-GAAP results should be viewed in addition to, and not in lieu of, GAAP results. Reconciliation of each Non-GAAP measure presented to the most directly comparable GAAP measure is provided in this release immediately following the unaudited consolidated financial statements.
The Company provides non-GAAP measures to give investors figures that are most comparable to those used by Management in their evaluation of historical results for planning and forecasting purposes. The adjustments represent the removal of GAAP impacts that Management is not able to forecast (such as JVs and mark-to-market of derivatives and hedged items), that generally have not impacted the Company’s cash position in the period (such as stock compensation plan expenses and mark to market of derivatives and hedged items), or that Management believes are extraordinary in nature and thus should be removed or added back from the GAAP results for comparative purposes. Below is an explanation of the nature of each of these adjustments and how Management uses the resulting non-GAAP measures in its management of the business:
- Joint ventures: The Company, during its normal course of business, and as is customary practice in its industry, participates in joint venture agreements in Spain to bid for and carry on some of its projects in the traffic, energy and environment segments. These relationships are commonly referred to as “Union Temporal de Empresas” (UTEs). Such UTEs are established for commercial reasons, at the request of the client, and because they are sometimes required when bidding for government related work. A UTE (which is considered a “temporary consortium” under Spanish law) is a form of business cooperation used within the scope of public hiring, with no legal personality, that is established for a certain period of time, definite or indefinite, to carry out work, service or supply in Spain. The terms governing the functioning of a UTE are freely agreed to by the participants provided they are set out in the Articles of Association and conform to applicable law. UTEs are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success.
As a result of the adoption of FIN 46R, Consolidation of Variable Interest Entities, in January 2004, these joint ventures were determined to be variable interest entities, as they have no equity, and transfer restrictions in the agreements were deemed to establish a de facto agency relationship between all venture partners. For this reason, and applying quantitative criteria to determine which partner is the most closely associated with the joint venture, the Company consolidated, up to December 31, 2009, the results of such UTEs for GAAP purposes, and excluded, for non-GAAP purposes, the revenues and cost of revenues attributable to other venture partners.
Effective January 1, 2010, the Company has applied SFAS 167 which introduces the concept of joint control. The adoption of this Statement has resulted in the deconsolidation of most of our joint venture arrangements, and these investments are now carried under the equity method for GAAP purposes. For non-GAAP purposes, the Company includes in its revenues and cost of revenues its portion of revenues and margins associated with the work it is carrying out through the UTE.
The disclosed non-GAAP revenues, cost of revenues and gross margins are the closest indicators to the measures Management uses in its management of the business.
- Mark to market of derivatives and hedged items: The Company enters into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and anticipated future transactions. In addition, the Company enters into interest rate caps in order to manage interest rate risk on certain long-term variable rate financing arrangements. These transactions have been designated as cash flow hedges and are recorded at fair value in the Company’s consolidated balance sheets, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs (e.g. once foreign currency invoices are issued to clients or received from suppliers). Accounts receivables and payables (the “hedged items”) denominated in foreign currencies are translated to the functional currency using applicable quarter-end or year-end exchange rates, with variations recorded in earnings for each period. Due to the volume of forward exchange contracts and the number of currencies they cover, the Company does not estimate the unrealized gains and losses arising from the accounting entries required by SFAS 133 at each cut-off date. Rather, the Company estimates and manages exchange rate risk on a project-by-project basis, overseeing and predicting the real cash impact at the end of a project arising from such transactions (both caused by the hedged item and the derivative). For this reason, Management uses internally a non-GAAP measure which is equivalent to GAAP financial income/expense, but which excludes the unrealized gains and losses from recognizing derivatives at fair value and from recording hedged foreign currency receivables and payables at period-end exchange rates.
- Stock and extraordinary variable compensation plan expenses: The Company has applied SFAS 123R to account for the share acquisition plan established by Abengoa with respect to Abengoa’s shares. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan was performed at the grant date and the corresponding non-cash compensation expense is being recognized over the requisite service period of five years and six months. In addition, the Company has an extraordinary variable compensation plan for members of its senior management team, to be paid partially in Company’s ordinary shares at the end of a five year period, based on the accomplishment of certain objectives. The compensation only vests and becomes payable after the end of the fifth year of the plan. Compensation expense is recorded under GAAP for these two plans. The Company provides a non-GAAP measure which excludes the non-cash impact of such plans.
- Amortization of tangible and intangible assets arising on acquisitions: The Company records tangible and intangible assets at fair value during the purchase price allocation process performed on acquisitions. Intangible assets recorded include customer contract (backlog) and relationships, purchased software technology, trade names and in-process research and development, among others. Such intangible assets are amortized, for GAAP purposes, over their estimated useful lives. Tangible assets re-evaluated at fair value consist mainly of computer equipment. When evaluating an acquisition, the Company does not consider the non-cash amortization expense arising from the re-evaluation of these tangible and intangible assets in its valuation. Therefore, the Company periodically excludes such impact from its depreciation and amortization (D&A) line to arrive at non-GAAP D&A, which it believes to be useful information for investors.
- Accounting effect of convertible debt: On April 19, 2010 the Company issued US $200 million aggregate principal amount of 5.50% senior subordinated convertible notes (the “Notes”) due 2015. Under certain circumstances, the Notes will be convertible into cash, the Company’s ordinary shares or a combination of cash and Telvent’s ordinary shares, at Telvent’s election. For GAAP purposes, the notes are considered to be a hybrid instrument bearing an option which, upon the exercise thereof, the purchaser can elect to receive either the face or redemption amount of the notes or the number of common shares into which the notes are convertible. The option embedded in these Notes is classified as a derivative instrument recorded at fair value, with changes in fair value recorded in the Consolidated Statements of Operations as “Other financial income (expenses)”. For its non-GAAP net income measure, the Company excludes the non-cash impact of this mark-to-market of the embedded option and the non-cash amortization of the initial fair value of the option, which is recognized as additional financial expense for GAAP purposes.
Conference Call Details
Ignacio Gonzalez, Chairman and CEO, and Manuel Fernandez Maza, CFO and Head of Investor Relations, will conduct a conference call to discuss first quarter 2011 results, which will be simultaneously webcast, at 11:00 A.M. Eastern Time / 5:00 P.M. Madrid Time on Monday, May 16, 2011.
To access the conference call, participants in North America should dial (877) 263-0337 and international participants +1 (706) 758-3263. A live webcast of the conference call will be available at the Investor Relations page of Telvent’s corporate website at www.telvent.com. Please visit the website at least 15 minutes prior to the start of the call to register for the teleconference webcast and download any necessary audio software.

A replay of the call will be available approximately two hours after the conference call is completed. To access the replay, participants in North America should dial (800) 642-1687 and international participants should dial +1 (706) 645-9291. The passcode for the replay is 64756954.
About Telvent
Telvent (NASDAQ: TLVT) is a global IT solutions and business information services provider dedicated to helping improve efficiency, safety and security for the world’s leading companies. Telvent serves markets that are critical to the sustainability of the planet, including the energy, transportation, agricultural and environmental sectors. (www.telvent.com)
Investor Relations Contact
Manuel Fernandez Maza
Tel. +1 301 354 5432
Email: ir@telvent.com
Communications Department Contact
Patricia Malo de Molina
Tel. +34 954 93 71 11
Email: comunicacion@telvent.com
Forward-Looking Statement
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this presentation, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on April 7, 2011.
Telvent does not intend, and does not assume any obligation, to update or revise the forward-looking statements in this document after the date it is issued. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2011	2010
	(Unaudited)	(Audited)

Assets:
Current assets:
Cash and cash equivalents	€60,423	70,360
Other short-term investments	2,022	2,114
Derivative contracts	3,873	2,717
Accounts receivable (net of allowances of € 2,503 as of March 31, 2011 and € 2,291 as of December 31, 2010)	150,303	129,860
Unbilled revenues	358,011	327,010
Due from related parties	24,355	26,008
Inventory	19,026	13,417
Other taxes receivable	23,049	28,750
Deferred tax assets	5,149	1,659
Other current assets	7,027	6,544

Total current assets	€653,238	608,439
Deposits and other investments	7,796	7,725
Investments carried under the equity method	19,603	9,321
Property, plant and equipment, net	80,849	83,700
Long-term receivables and other assets	10,762	10,874
Deferred tax assets	65,509	69,578
Other intangible assets, net	194,477	201,793
Goodwill	243,796	256,886
Derivative contracts long-term	6,060	3,987

Total assets	€1,282,090	1,252,303

Liabilities and equity:
Current liabilities:
Accounts payable	€227,695	243,741
Billings in excess of costs and estimated earnings	81,315	79,302
Accrued and other liabilities	22,941	16,377
Income and other taxes payable	22,901	39,991
Deferred tax liabilities	4,461	5,709
Due to related parties	122,036	30,875
Current portion of long-term debt	37,594	28,868
Short-term debt	37,305	48,219
Short-term leasing obligations	1,399	1,656
Derivative contracts	4,294	3,121

Total current liabilities	€561,941	497,859
Long-term debt less current portion	171,505	191,386
Long-term leasing obligations	1,716	1,700
Derivative contracts long-term	32,274	32,508
Other long term liabilities	25,938	25,230
Convertible notes, net of conversion option	99,531	103,534
Deferred tax liabilities	44,279	45,963
Unearned income	3,352	1,514

Total liabilities	€940,536	899,694

Consolidated Balance Sheets (continued)
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2011	2010
	(Unaudited)	(Audited)

Commitments and contingencies	—	—

Equity:
Non-controlling interest	607	509
Shareholders’ equity:
Common stock, € 3.00505 nominal par value, 34,094,159 shares authorized, issued, same class and series	102,455	102,455
Treasury stock, at cost, 370,962 shares	(4,707)	(4,707)
Additional paid-in-capital	94,010	93,972
Accumulated other comprehensive income (loss)	(14,886)	1,494
Retained earnings	164,075	158,886

Total shareholders’ equity	€340,947	€352,100

Total Equity	€341,554	€352,609

Total liabilities and equity	€1,282,090	€1,252,303

Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Month Ended March 31,
	2011	2010
Revenues	€163,710	€157,731
Cost of revenues	100,158	94,960

Gross profit	€63,552	€62,771

General and administrative	28,107	30,057
Sales and marketing	8,659	8,247
Research and development	4,079	2,834
Depreciation and amortization	9,210	7,954

Total operating expenses	€50,055	€49,092

Income (loss) from operations	13,497	13,679
Interest expense	(6,867)	(7,367)
Interest income	3	72
Other financial income (expense), net	(1,046)	(2,326)
Income (loss) from companies carried under equity method	846	2,196

Total other income (expense)	€(7,064)	€(7,425)

Income before income taxes	6,433	6,254
Income tax expense (benefit)	1,142	196

Net income	€5,291	€6,058

Loss/(profit) attributable to non-controlling interests	(102)	(330)

Net income attributable to the parent company	€5,189	€5,728

Add back
Convertible debt interest expense, net of tax (*)	€2,561	€—
Change in fair value of embedded call option, net of tax (*)	€(1,910)	€—

Adjusted net income attributable to the parent company for diluted EPS	€5,840	€5,728

Basic net income attributable to the parent company per share	€0.15	€0.17

Diluted net income attributable to the parent company per share	€0.15	€0.17

Weighted average number of shares outstanding
Basic	33,723,197	33,723,197
Diluted	39,945,962	34,094,159

(*)	Add-back amounts include exchange rate differences.

Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2011	2010

Cash flows from operating activities:
Net income	€5,291	€6,058
Less (loss)/profit attributable to non-controlling interest	(102)	(330)

Net income attributable to the parent company	5,189	5,728
Adjustments to reconcile net income attributable to the parent company to net cash provided by operating activities:	12,135	10,468
Change in operating assets and liabilities, net of amounts acquired:	(61,239)	(66,551)
Change in operating assets and liabilities, due to temporary joint ventures	(184)	(1,046)
Adoption of SFAS 167	—	(5,707)

Net cash provided by (used in) operating activities	€(44,099)	€(57,108)

Cash flows from investing activities:

Restricted cash — guaranteed deposit of long term investments and commercial transactions	87	445
Due from related parties	—	(46,493)
Purchase of property, plant & equipment	(1,710)	(2,173)
Investment in intangible assets	(3,603)	(4,223)
Acquisition of subsidiaries, and non-controlling interests, net of cash	(467)	(2,704)
Acquisition of investment	(9,600)	(667)
Sale of internal IT outsourcing business	—	3,599

Net cash provided by (used in) investing activities	€(15,293)	€(52,216)

Cash flows from financing activities:
Proceeds from long-term debt	—	33
Repayment of long-term debt	(10,174)	(4,329)
Proceeds from short-term debt	446	12,247
Repayment of short-term debt	(13,367)	(34,216)
Proceeds (repayments) of government loans	1,418	595
Due to related parties	72,868	120,076

Net cash provided by (used in) financing activities	€51,191	€94,406

Net increase (decrease) in cash and cash equivalents	€(8,201)	€(14,918)
Net effect of foreign exchange in cash and cash equivalents	(1,736)	2,378
Cash and cash equivalents at the beginning of period	70,033	92,340
Joint venture cash and cash equivalents at the beginning of period	327	554

Cash and cash equivalents at the end of period	€60,423	€80,354

Segment Information
(In thousands of Euros, except share and per share amounts)
US GAAP

	Three Months Ended March 31,
	2011	2010

Revenues
Energy	€61,756	€53,208
Transportation	36,053	38,473
Environment	10,502	12,196
Agriculture	20,444	19,815
Global Services	34,955	34,039

	€163,710	€157,731

Gross Margin
Energy	39.9%	40.2%
Transportation	26.6	34.4
Environment	54.3	41.5
Agriculture	72.5	72.6
Global Services	25.1	25.5

	38.8%	39.8%

Non-GAAP

	Three Months Ended
	March 31,
	2011	2010

Revenues
Energy	€62,658	€55,280
Transportation	38,979	40,896
Environment	10,387	14,155
Agriculture	20,444	19,814
Global Services	35,679	34,930

	€168,147	€165,075

Gross Margin
Energy	40.9%	39.8%
Transportation	25.0	32.1
Environment	54.5	45.8
Agriculture	72.5	72.6
Global Services	24.2	24.9

	38.3%	39.2%

Reconciliations between GAAP and Non-GAAP Measures
(In thousands of Euros, except margins, share and per share amounts)

	Three months ended
	March 31,
	2011	2010

Reconciliation of Non-GAAP Revenues:
Revenues	€163,710	€157,731
Joint Venture adjustment	4,437	7,344

Non-GAAP Revenues	168,147	165,075

Reconciliation of Non-GAAP Gross Margin:
Gross Margin	38.8%	39.8%
Joint Venture adjustment effect on margin	(0.5)	(0.6)

Non-GAAP Gross Margin	38.3	39.2

Reconciliation of Adjusted EBITDA:
Net Income attributable to the parent company	€5,189	€5,728
Loss/(profit) attributable non-controlling interests	102	330
Income tax expense (benefit)	1,142	196
Other income (expense), net	—	—
Income from companies carried under equity method	(846)	(2,196)
Other financial income (expense), net	1,046	2,326
Interest income	(3)	(72)
Interest expense	6,867	7,367
Depreciation and amortization	9,210	7,954

EBITDA	22,707	21,633
Adjustments
Stock compensation plan expense adjustment	616	785
Joint Venture effect adjustment	495	1,589

Adjusted EBITDA	23,818	24,007

Reconciliation of Non-GAAP Income from Operations:
Income from Operations	€13,497	€13,679
Joint Venture adjustment effect	455	1,524
Stock compensation plan expense adjustment	616	785
Amortization of Intangibles adjustment	4,618	3,928

Non-GAAP Income from Operations	19,186	19,916

Reconciliation of Non-GAAP Operating Margin:
Operating Margin	8.2%	8.7%
Joint Venture effect	0.0	0.4
Stock compensation plan expenses effect on margin	0.4	0.5
Amortization of Intangibles effect on margin	2.8	2.5

Non-GAAP Operating Margin	11.4	12.1

Reconciliations between GAAP and Non-GAAP Measures (continued)
(In thousands of Euros, except margins, share and per share amounts)

	Three months ended
	March, 31
	2011	2010

Reconciliation of Non-GAAP Net income attributable to the parent company:
GAAP Net income attributable to the parent company	€5,189	€5,728
Joint Venture effect	(442)	(465)
Stock compensation plan expenses effect	616	785
Amortization of Intangibles effect	4,618	3,928
Mark to market of derivatives effect	471	1,220
Convertible notes accounting	(1,021)	—
Loss/(Profit) attributable to non-controlling interests	22	345
Fiscal effect of previous adjustments	(1,251)	(1,396)

Non-GAAP Net income attributable to the parent company	8,202	10,145

Reconciliation of Non-GAAP Earnings per Share:

GAAP Basic Earnings per share	€0.15	€0.17
Joint Venture effect on EPS	(0.01)	(0.01)
Stock compensation plan expenses effect on EPS	0.02	0.02
Amortization of Intangibles effect on EPS	0.14	0.12
Mark to market of derivatives effect on EPS	0.01	0.04
Convertible notes accounting	(0.03)	—
Loss/(Profit) attributable to non-controlling interests	0.00	0.00
Fiscal effect of previous adjustments effect on EPS	(0.04)	(0.04)

Non-GAAP Basic Earnings per share	0.24	0.30

GAAP Diluted Earnings per share	€0.15	€0.17
Joint Venture effect on EPS	(0.01)	(0.01)
Stock compensation plan expenses effect on EPS	0.02	0.02
Amortization of Intangibles effect on EPS	0.12	0.12
Mark to market of derivatives effect on EPS	0.01	0.04
Convertible notes accounting	(0.02)	—
Loss/(Profit) attributable to non-controlling interests	0.00	0.00
Fiscal effect of previous adjustments effect on EPS	(0.03)	(0.04)

Non-GAAP Basic Earnings per share	0.24	0.30